Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Suncor Energy Inc. (“Suncor Energy”)

Drawer 38, 112 4th Ave. S.W.

Calgary, Alberta

T2P 2V4

2.                                      Date of Material Change:

January 4, 2005

3.                                      Press Release:

Press releases dated January 4, 2005, January 5, 2005, and January 6, 2005 were issued relating to the occurrence of a fire at Suncor’s oil sands facility (the “Press Releases”).  The press releases were disseminated through the facilities of a recognized news service and would have been received by the securities commissions in the jurisdictions in which Suncor is a reporting issuer, and by the stock exchanges on which Suncor’s securities are listed and posted for trading, in the normal course of such dissemination.  As announced in the press releases of January 6, 2005, Suncor management hosted a conference call on that date with investment analysts and news media to provide an update on the fire and answer questions.

4.                                      Summary of Material Change:

Suncor Energy announced the occurrence of a fire at its oil sands facility, which started at approximately 9:15 a.m., Mountain Standard Time, on January 4, 2005.  The fire was at Upgrader 2, a portion of Suncor’s Oil Sands plant near Ft. McMurray, Alberta, that converts bitumen into crude oil products.  The fire was completely extinguished on January 4, 2005.  Suncor has begun an investigation into the cause of the fire.  As of the date hereof, production at the facility is operating at about 110,000 barrels per day.  It is not yet known when production will resume to full rates of about 225,000 barrels per day.   Suncor will provide information pertaining to damage estimates and production impact once the investigation is complete.

5.                                      Full Description of Material Change:

Please see the attached schedule “A”.

Suncor Energy carries insurance policies with a combined coverage limit of up to US $ 1.15 billion, net of deductible amounts.  The policies stipulate a property loss deductible of US $10 million per incident, and a business interruption loss deductible per incident, based on the greater of US $50 million or 30 days of gross earnings lost (as defined in the respective insurance policies) from the date of incident for the first US $ 200 million of coverage, and 90 days of gross earnings lost from the date of incident for the balance of the coverage.  Both insurances have a combined limit of US $1.15 billion.  Insurers have been notified as required under the policies.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7.                                      Omitted Information:

No information has been omitted.

8.                                      Executive Officer:

J. Kenneth Alley, Chief Financial Officer of Suncor, may be reached at 403-269-8100.

9.                                      Date of Report:

January 13, 2005, at the City of Calgary, Alberta.

“J. Kenneth Alley”

J. Kenneth Alley
Chief Financial Officer
Suncor Energy Inc.

FOR IMMEDIATE RELEASE

Suncor Energy responds to fire at oil sands operation

Fort McMurray, Alberta (January 4, 2005) – Suncor Energy Inc. is responding to a fire at its oil sands facility, which started at approximately 9:15 a.m. MT today. The fire is located in Upgrader 2, a portion of the plant that converts bitumen into crude oil products.

No injuries have been reported. Currently, oil production at the facility is operating at about 110,000 barrels per day (bpd). It is not yet known when production will resume to full rates of about 225,000 bpd. Suncor’s first priority is to safely extinguish the fire.

Regulatory agencies, including Alberta Environment have been notified.

This news release contains forward-looking statements that are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Suncor’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Media inquires:  Brenda Erskine (780) 743-6480 or (780) 799-6964

Investor inquiries:  John Rogers (403) 269-8670

Fire investigation and repairs under way at Suncor oil sands facility

Fort McMurray, Alberta (January 5, 2005) – Suncor Energy Inc. has begun an investigation into the cause of a fire that began Tuesday morning at the company’s oil sands facility while also beginning the repairs needed to return the operation to full production.

The fire, which began Tuesday, January 4 at about 9:15 a.m. was completely extinguished that same day. The fire was located in one of the company’s two oil sands upgraders, primarily affecting a coker fractionator, which separates the various crude oil products.

“The response of our emergency services and operations teams throughout this incident has been excellent,” said Steve Williams, Suncor executive vice president. “Apart from some first aids related to the cold weather, there were no injuries. We are now focused on safely returning to full production.”

Currently, oil production at the facility is operating at about 110,000 barrels per day (bpd). It is not yet known when production will resume to full rates of about 225,000 bpd. Suncor will provide information pertaining to damage estimates and production impact once the investigation is complete.

During the fire, about 250 employees who work in the immediate area were assigned to other portions of the facility. A construction site that employs about 1,200 workers and which is located close to the operating area, has been closed until Thursday.

This news release contains forward-looking statements that are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Suncor’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Media inquiries:	Brenda Erskine (780) 743-6480 or (780) 799-6964
Investor inquiries:	John Rogers (403) 269-8670

Suncor Energy Operational Update Conference Call

Calgary, Alberta (January 6, 2005) – Suncor Energy Inc. management will host a conference call today with investment analysts and news media to provide an update on the investigation into the cause of a fire that began Tuesday morning at the company’s oil sands facility and plans for repairs needed to return the operation to full production. A question and answer period will follow brief remarks by Rick George, president and chief executive officer.

The conference call will be held at 3 p.m. MT / 5 p.m. ET, Thursday January 6, 2005. To participate, call toll-free 1-800-387-6216. Those calling from outside of North America should dial 1-416-405-9328. A replay of the conference call will be available until January 13, 2005. To access, dial 1-800-408-3053 (passcode: 3133338). Callers from outside North America should dial 1-416-695-5800 (passcode: 3133338).

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For more information contact:

Nancy Alimonti

(403) 205-6802